Exhibit 10.1

LOAN AGREEMENT

THIS LOAN AGREEMENT, dated February 27, 2009, made in Zurich, Switzerland by and between:

Party A

Helvetic Capital Ventures AG, a limited liability company registered in Switzerland, with its registered address at Sihlamtsstrasse 5 in CH-8002 Ziirich, Switzerland, Legal Representative: Dr. Urs Felder (President)

Party B

Phoenix Energy Resource Corporation (formerly Exotacar Inc.), a publicly listed company incorporated in Nevada located at 1001 Bayhill Drive, 2nd Floor Suite 200, San Bruno CA 94066. Legal representative: Rene Soullier (President)

RECITALS

WHEREAS, Party B desires to receive funding for business development and operational costs; and Party A desires to provide Party B with a loan. Party A and Party B enter into this Loan Agreement (this "Agreement") on the principle of equality and mutual benefit.

ARTICLE I
AMOUNT AND TERM OF LOAN

1.1

Party A agrees, subject to the terms and conditions of this Agreement, to extend a loan to Party B (the "Loan"). The amount of the Loan shall be USD 35,000. The interest rate is according to and subject of change due to Swiss Federal Tax legislation and practice. In case of a change of the interest rate by the Swiss Federal Tax Authority the parties agree to take the actual yearly published interest rate without any further written additional agreement. For the year 2009 the interest rate is 4%. The interest is due at the end of each calendar year and has to be paid from Party B without notice of Party A.

1.2.

The term of the Loan shall be three years, commencing from the execution date, that is, from February 27, 2009 until February 26, 2012.

1.3.

Party B shall repay the Loan in full at the latest on the expiration of the term thereof Repayment shall be in fowl of either cash or shares as per agreement between Party A and Party B. Share price shall be market price minus 15%.

ARTICLE II

METHOD OF BORROWING AND USE OF LOAN PROCEEDS

Within 10 business days after execution of this Agreement, Party A shall make available to Party B the full amount of the Loan to the following account designated by Party B:

Account Name:

Exotacar Inc.

Account number:

148 000-925-1

Address:

RBC Centura Bank

17010 Kenton Drive

Cornelius, NC 28031

Routing:

053100850

Swift Code:

CNTAUS33

Party B shall not use such Loan for any purposes in violation of US laws and regulations, otherwise Party A may at any time require Party B to repay the Loan immediately and in full.

ARTICLE III

PARTY B's REPRESENTATIONS AND WARRANTIES

Party B hereby represents and warrants to Party A that:

3.1

Party B is a publicly listed corporation, registered in Nevada, USA, has all the necessary rights, power and capability to enter into an perform all the duties and obligations hereunder, and that this Agreement shall be binding upon Party B after the execution hereof

3.2.

Party B will resolve appropriately any issues not covered hereunder in conjunction with Party A in accordance with relevant US laws and policies.

ARTICLE IV
PARTY A's REPRESENTATIONS AND WARRANTIES

4.1.

Party A is a limited liability company established and existing under the laws of Switzerland, has all the necessary rights, power and capability to enter into and perform all the duties and obligations hereunder, and that this Agreement shall be binding upon Party A after the execution hereof.

4.2.

Party A will resolve appropriately any issues not covered hereunder in conjunction with Party B in accordance with relevant US laws and policies.

ARTICLE V

CONFIDENTIALITY

Without written consent of the other party, neither Party shall disclose to any third parties this Agreement or any information disclosed by any Party hereto during the performance of this Agreement, except such disclose is necessary for compliance with relevant laws and regulations, court rules and/or governmental or regulatory or stock exchange rules; unless such information become public not as a result of violation of this Article.

ARTICLE VI

WAIVER

6.1.

No waiver of any breach hereof or failure of any Party in exercising any power or right hereunder shall operate as a waiver of other breach or further breach hereof, nor waiver of all the power or right hereunder.

6.2.

Any delay of any Party in exercising any power or right hereunder shall operate as a waiver thereof.

ARTICLE VII

SEVERABILITY

If any provision of this Agreement shall be held invalid, illegal or unenforceable in any respect under any US laws and regulations, such invalidity, illegality, or unenforceability shall not affect any other provision hereof.

ARTICLE VIII

ENTIRE AGREEMENT

6.1.

This Agreement contains all the agreement and understanding between the Parties with respect to the Loan.

6.2.

This Agreement shall supersede all prior agreements, understandings, letter of intent, documents or communications between both Parties or their representatives and advisors relating to the Loan. Neither Party shall bring forward any claims against the other Party by reference to such superseded agreements, understandings, letter of intent, documents or communications.

6.3.

No amendment to this Agreement or any provisions hereof shall be effective unless it shall be agreed in writing by both Parties.

ARTICLE LX
TAXES, FEES AND EXPENSES

Any and all taxes, fees and expenses that are payable as a result of the Loan shall be solely borne by the Party exercising its rights hereunder, unless either Party A or Party B has been expressly required to pay the same under applicable law or this Agreement.

ARTICLE X
BREACH

10.1.

Failure by any of Party A or Party B in performing its obligations hereunder shall constitute a breach of this Agreement.

10.2.

The Party in breach of this Agreement shall indemnify the other Party for all economic damages suffered as a result of such breach.

10.3.

If this Agreement or any portion hereof cannot be performed due to negligence of any Party hereto, such Party shall be held liable for breach, and the other Party shall have the right to terminate this Agreement. If both Parties have negligence, each of Party A and Party B shall take respective responsibilities to the extent of loss and damage.

ARTICLE XI
GOVERNING LAW

The formulation, validity, interpretation, performance, amendment and termination of this Agreement and resolution of dispute shall be governed by the relevant laws of the United States of America.

ARTICLE XII
DISPUTE RESOLUTION

Any dispute arising out of or in connection with this Agreement shall be settled by friendly discussion and, failing such a settlement within 30 days upon notice by any Party hereto asking for negotiations, both Parties agree that such dispute shall be referred to and finally resolved by arbitration in San Francisco at the American Arbitration Association's Regional Center pursuant to the then effective arbitration rules and regulations thereof The arbitration award shall be final and binding on both Parties.

ARTICLE XIII
DISPUTE RESOLUTION

This Agreement shall be signed in two counterparts, each of Party A and Party B shall hold one thereof, with the same legal effect, and shall become effective after being signed by both Parties.